
03050208


Morgan

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

3rd April 2003

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH. D.C. 155 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dw 4/29

Registered Office as above
Registered in England No 286773

RNS The company news service from the London Stock Exchange

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Holding(s) in Company
Released 10:41 3 Apr 2003
Number 5935J


SEC MAIL PROCESSING
RECEIVED
APR 07 2003
WASH, D.C. 155 SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 2,565 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 14,990 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 1,108,484 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867050 901,220 shares; RBSTB Nominees designation Sunpen 248,936 shares; Sun Life International (IOM) Ltd A/C SLI 11 1,501,500 shares; Chase Nominees Ltd A/C BTO1C 801,188 shares; Chase Nominees Ltd A/C 00994 1,533,648 shares; Other Accounts 7,056,271 shares; HSBC Global Custody Nominee (UK) Ltd A/C 880868 1,000,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 845029 1,000,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 844359 1,641,999 shares; Citibank Crest: BAO1F 150,000 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:

Not known

11) Date company informed:
Faxed letter dated 2/4/03 received 2/4/03

12) Total holding following this notification:
13,716,887 non-material; 12,851,165 material

13) Total percentage holding of issued class following this notification:
5.91% non-material; 5.54% material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
3rd April 2003

END